UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Nelson, Jonathan M.
   Providence Ventures
   50 Kennedy Plaza
   Providence, RI  02903
   USA
2. Issuer Name and Ticker or Trading Symbol
   Western Wireless Corporation
   WWCA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option - Right to |$17.375 |5/21/|D (1|1,000      |D  |(2)  |1/1/2|Class A Comm|1,000  |       |0           |I (|            |
Buy                     |        |1999 |)   |           |   |     |008  |on Stock    |       |       |            |3) |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option - Right to |$8.125  |5/21/|A (1|250        |A  |Immed|1/1/2|Class A Comm|250    |       |            |I (|By Providenc|
Buy                     |        |1999 |)   |           |   |. (2)|008  |on Stock    |       |       |            |3) |e           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option - Right to |$8.125  |5/21/|A (1|802        |A  |(2,4)|1/1/2|Class A Comm|802    |       |1,052       |I (|By Providenc|
Buy                     |        |1999 |)   |           |   |     |008  |on Stock    |       |       |            |3) |e           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option - Right to |$9.95   |12/31|A   |1,069      |A  |(5)  |12/31|Class A Comm|1,069  |       |1,069       |I (|By Providenc|
Buy                     |        |/1999|    |           |   |     |/2009|on Stock    |       |       |            |3) |e           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Cancellation of option in connection with grant of replacement option at an adjusted exercise price and/or amount on May 21, 1999 in connection with the spin-off of VoiceStream Wireless
Corporation. The vesting term was not amended at the time of reissuance.
2. The reported transaction involved the reissuance of an existing option at an adjusted price and/or amount which was originally granted on January 1, 1998 and which provided for vesting in four equal annual increments commencing on January 1, 1999. The vesting terms were not amended at the time of reissuance.
3. Options are held for the benefit of Providence Media Services, Inc.
4. Option vests in three equal annual increments commencing on January 1, 2000.
5.  Option vests in four equal annual increments commencing on January 1, 2000.

SIGNATURE OF REPORTING PERSON
/s/ Jonathan M. Nelson
DATE
February 11, 2000